Kai H. Liekefett kliekefett@velaw.com
Tel +1.212.237.0037 Fax +1.713.237.0100

February 15, 2017

via EDGAR, email and Federal Express

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Immunomedics, Inc. Definitive Additional Soliciting Materials Filed February 10, 2017 File 000-12104

Ladies and Gentlemen:

Set forth below is the response of Immunomedics, Inc. (the “Company”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 14, 2017, with respect to Definitive Additional Soliciting Materials, File No. 000-12104, filed with the Commission on February 10, 2017 (the “Definitive Additional Soliciting Materials”).

For your convenience, our response is prefaced by the exact text of the Staff’s comment in bold, italicized text.

DEFA14A

1.	Revise Proposal 3 to provide all of the disclosure required by Item 11 of Schedule 14A, including the information required by Item 13(a) of Schedule 14A. Also, advise us of your plans to disseminate the disclosure referenced above. Alternatively, provide us your analysis as to why the disclosure is not required.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Richmond Riyadh San Francisco Taipei Tokyo Washington	666 Fifth Avenue New York, New York 10103-0040 Tel +1.212.237.0000 Fax +1.713.237.0100 www.velaw.com

Securities and Exchange Commission February 15, 2017 Page 2

RESPONSE:

The Company respectfully submits that the information required by Item 11(e) and Item 13(a) of Schedule 14A is not required in connection with Proposal 3 because the information required by Item 11(e) and Item 13(a) of Schedule 14A is not material for the exercise of prudent judgment in regard to the matter to be acted upon. The Company respectfully refers the Staff to Instruction 1 to Item 13 of Schedule 14A, which provides the following:

“Notwithstanding the provisions of this Item, any or all of the information required by paragraph (a) of this Item not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted. In the usual case the information is deemed material to the exercise of prudent judgment where the matter to be acted upon is the authorization or issuance of a material amount of senior securities, but the information is not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction, the authorization of preferred stock without present intent to issue or the authorization of preferred stock for issuance for cash in an amount constituting fair value.”

(emphasis added)

In addition, the Company respectfully refers the Staff to Telephone Interpretation No. 41 provided by the Commission stating that “[a] proxy statement seeking shareholder approval of an increase in authorized common shares and the elimination of an authorized but unissued class of preferred stock would not require the inclusion or incorporation of financial statements.”

Proposal 3 seeks approval of a charter amendment for the authorization of an additional 40 million shares of common stock. The Company is not seeking stockholder approval of the authorization or issuance of any senior securities, and the authorization of additional common stock pursuant to Proposal 3 is not being made in connection with an exchange, merger, consolidation, acquisition or similar transaction. Accordingly, information required by Item 11(e) and Item 13(a) of Schedule 14A is not material to the exercise of prudent judgment in regard to the matter to be acted upon and may therefore be omitted.

Securities and Exchange Commission February 15, 2017 Page 3

For the avoidance of doubt, the Company’s recently announced global licensing transaction with Seattle Genetics is also not an exchange, merger, consolidation, acquisition or similar transaction. Instead, this is a licensing transaction that does not involve an acquisition or change of control, and stockholder approval is not required for its consummation. In addition, as the Company described in its supplemental disclosure with respect to Proposal 3 in the Proxy Supplement contained in the Definitive Additional Soliciting Materials, in connection with the licensing transaction Seattle Genetics purchased 3,000,000 shares of the Company’s common stock (representing an approximately 2.8% stake in the Company), and upon consummation of the transaction, Seattle Genetics will also be issued a three-year warrant to purchase 8,655,804 shares of the Company’s common stock, which will be exercisable when the Company has sufficient authorized shares of common stock to enable the exercise of the warrant. If Proposal 3 is approved by stockholders of the Company, the increase in authorized common stock by 40 million would allow the Company to issue and sell the 8.6 million shares of common stock to Seattle Genetics as contemplated under the three-year warrant referenced above. If Seattle Genetics were to exercise the warrant in full, its stake in the Company would be approximately 9.9%, and neither the issuance nor the exercise of the warrant (nor any other component of the licensing transaction) give Seattle Genetics any representation on the Company’s board. In summary, the share and warrant issuance made in connection with the licensing transaction involve a private placement for a small minority stake in the Company with no control rights. Neither the issuance of the warrant nor the ultimate exercise of the warrant constitute an exchange, merger, consolidation, acquisition or similar transaction.

In addition, please note that Proposal 3 was proposed in the Company’s definitive proxy statement filed with the Commission on November 2, 2016, over three months before the announcement of the licensing transaction with Seattle Genetics. While the Company has supplemented its disclosure in the Definitive Additional Materials to provide stockholders with important information regarding the Seattle Genetics licensing transaction and to highlight for stockholders the importance of approval of the additional 40 million common stock authorization in terms of giving Seattle Genetics the ability to exercise its warrant for 8.6 million shares of common stock, Proposal 3 was not proposed in connection with, or as a result of, the licensing agreement with Seattle Genetics. Indeed, in the definitive proxy statement filed on November 2, 2016, the Company indicated that the proposed 40 million increase in authorized shares of common stock was being requested to “ensure that shares will be available, if needed, for issuance in connection with grants of equity awards under our equity incentive plans, possible acquisitions, partnering, financings, potential share purchases under existing licensing agreements, and other corporate purposes.” Moreover, the 8.6 million shares under the warrant represent a fraction of the 40 million in additional shares of common stock to be authorized under Proposal 3. In summary, while the approval of Proposal 3 would be beneficial to the Company in terms of the exercisability of the warrant under the licensing transaction, the requested authorization of additional common stock under Proposal 3 was not proposed in connection with, or amended in any manner to facilitate, the licensing transaction, and in any event, the shares underlying the warrant represent only a small portion of the underlying shares subject to Proposal 3.

Securities and Exchange Commission February 15, 2017 Page 4

In light of the foregoing, including the direct applicability of Instruction 1 to Item 13(a) of Schedule 14A and Telephone Interpretation No. 41, the information required by Item 11(e) and Item 13(a) of Schedule 14A may therefore be omitted. The Company therefore does not intend to provide the disclosure required by Item 11(e) and Item 13(a) of Schedule 14A.

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If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Kai Haakon E. Liekefett of Vinson & Elkins L.L.P. at (212) 237 0037.

Very truly yours,

VINSON & ELKINS L.L.P.

By:	/s/ Kai Haakon E. Liekefett
Name:	Kai Haakon E. Liekefett

cc: Ms. Cynthia L. Sullivan, President and Chief Executive Officer